Steven Mayer									January 11,
2005
Executive Vice President and Chief Financial Officer
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850

Re:	Human Genome Sciences, Inc.
	Registration Statement on Form S-3
	File Number 333-121724

Dear Mr. Mayer:

      This is to advise you that we are not conducting a full review of the Form S-3 filed by Human Genome Sciences, Inc. (the "Company") on December 29, 2004. However, we will be monitoring your disclosure with respect to the Selling Securityholders Table and an accounting review for your 10-K for the year ending in 2003.
      With respect to the Selling Securityholders table, we call to your attention the requirements of Form S-3 with respect to the information required by Item 507 (selling securityholders). We note that certain broker dealers listed as selling securityholders on the
Selling Securityholder table of the filing may have obtained the securities other than as compensation for services. In that event, such selling securityholders are underwriters under the Securities Act of 1933. In that case, please revise your registration statement to include those parties as an underwriter in the section titled "Plan of Distribution" and in such other places that would be appropriate.
      Furthermore, if there are affiliates of broker-dealers identified as Selling Securityholders, they should be identified as such and your disclosure should be revised to include the following representations: (i) the Selling Securityholder purchased in the ordinary course of business and (ii) at the time of the purchase, the
Selling Securityholder had no agreements or understanding to distribute securities.

	In addition, for each entity that is listed as a selling shareholder, please identify the natural person(s) with dispositive, voting or investment control of the entity and the shares to be sold.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any questions should be directed to Zafar Hasan, Attorney-
Advisor, at (202) 942-7381 or Suzanne Hayes, Special Counsel, at
(202)942-1789.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:  	RW Smith, Jr., Esq.
	Piper Rudnick LLP
	6225 Smith Avenue
	Baltimore, MD 21209
	Fax:  410-580-3266
??

??

??

??